SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PDC Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

69327R101
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,382,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,382,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,382,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

As a result of the termination of the Nominee Agreements (as disclosed in Item 6 below), the Reporting Person (as defined in Item 2 below), James F. Adelson and Alice E. Gould are no longer deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. Therefore, James F. Adelson and Alice E. Gould are no longer reporting persons and the beneficial ownership reported in this Amendment No. 3 no longer includes the beneficial ownership of James F. Adelson or Alice E. Gould.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed on behalf of Kimmeridge Energy Management Company, LLC (the "Reporting Person"), a Delaware limited liability company, which is the investment adviser to the parent companies of each of Kimmeridge Active Investments, LLC and Kimmeridge Chelsea, LLC (collectively, the "Kimmeridge Funds"). The Reporting Person is managed by a board of managers consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin and Alexander Inkster (each such manager, a "Kimmeridge Principal", and collectively, the "Kimmeridge Principals"). Benjamin Dell is the Managing Member of the Reporting Person.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to the beneficial ownership of the securities reported herein.

(b)-(c)	The address of the business office of the Reporting Person and the Kimmeridge Principals is 412 West 15th Street - 11th Floor, New York, New York 10011. The principal business of the Reporting Person is to serve as the investment adviser to the parent companies of each of the Kimmeridge Funds as well as other affiliated funds.

(d)-(e)	During the last five (5) years, neither the Reporting Person nor any Kimmeridge Principal has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 4 of 5 Pages

(f)	The Reporting Person is a Delaware limited liability company. Benjamin Dell and Noam Lockshin are citizens of the United States. Henry Makansi is a citizen of the Netherlands. Neil McMahon and Alexander Inkster are citizens of the United Kingdom.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Kimmeridge used a total of approximately $112,042,093 to acquire the Shares reported as beneficially owned by Kimmeridge in this Schedule 13D. The source of the funds used to acquire such Shares reported herein by Kimmeridge was the working capital of the Kimmeridge Funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 66,282,650 Shares outstanding as of April 22, 2019 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the Securities and Exchange Commission on May 5, 2019.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Nominee Agreements previously reported herein have terminated in accordance with their terms.

CUSIP No. 69327R101	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 2019

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Benjamin Dell
Name:	Benjamin Dell
Title:	Managing Member